UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96949L 105

(CUSIP Number)

T. Lane Wilson

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949L 105	Page 2 of 5

1.	Names of reporting persons The Williams Companies, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0(1)
	8.	Shared voting power 0(1)
	9.	Sole dispositive power 0(1)
	10.	Shared dispositive power 0(1)
11.	Aggregate amount beneficially owned by each reporting person 0(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0(1)
14.	Type of reporting person (see instructions) HC/CO

(1)

On August 10, 2018, pursuant to the Merger Agreement among The Williams Companies, Inc., SCMS LLC (“Merger Sub”), the Issuer, and WPZ GP LLC, the general partner of the Issuer, Merger Sub merged with and into the Issuer, with the Issuer surviving (the “Merger”). After the consummation of the Merger, the Issuer merged with and into The Williams Companies, Inc., after which the Issuer ceased to exist.

CUSIP No. 96949L 105	Page 3 of 5

1.	Names of reporting persons Williams Gas Pipeline Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0(1)
	8.	Shared voting power 0(1)
	9.	Sole dispositive power 0(1)
	10.	Shared dispositive power 0(1)
11.	Aggregate amount beneficially owned by each reporting person 0(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0(1)
14.	Type of reporting person (see instructions) OO – Limited Liability Company

(1)

On August 10, 2018, pursuant to the Merger Agreement among The Williams Companies, Inc., SCMS LLC (“Merger Sub”), the Issuer, and WPZ GP LLC, the general partner of the Issuer, Merger Sub merged with and into the Issuer, with the Issuer surviving (the “Merger”). After the consummation of the Merger, the Issuer merged with and into The Williams Companies, Inc., after which the Issuer ceased to exist.

CUSIP No. 96949L 105	Page 4 of 5

Introduction

Item 1.	Security and Issuer

This Amendment No. 12 amends Items 1 through 6 of the Schedule 13D originally filed by The Williams Companies, Inc. (“Williams” or “WMB”) on December 28, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by Williams on June 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed by Williams on July 1, 2014 (“Amendment No. 2”), Amendment No. 3 filed by Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and Williams on October 27, 2014 (“Amendment No. 3”), Amendment No. 4 filed by Williams Gas Pipeline and Williams on February 3, 2015 (“Amendment No. 4”), Amendment No. 5 filed by Williams Gas Pipeline and Williams on May 13, 2015 (“Amendment No. 5”), Amendment No. 6 filed by Williams Gas Pipeline and Williams on September 29, 2015 (“Amendment No. 6”), Amendment No. 7 filed by Williams Gas Pipeline and Williams on August 2, 2016, Amendment No. 8 filed by Williams Gas Pipeline and Williams on August 30, 2016 (“Amendment No. 8”), Amendment No. 9 filed by Williams Gas Pipeline and Williams on January 10, 2017 (“Amendment No. 9”), Amendment No. 10 filed by Williams Gas Pipeline and Williams on January 13, 2017 (“Amendment No. 10”), and Amendment No. 11 filed by Williams Gas Pipeline and Williams on May 17, 2018 (“Amendment No. 11”). This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P. (“WPZ” or the “Issuer”). The Issuer was a Delaware limited partnership with its principal executive offices located at One Williams Center, Tulsa, Oklahoma, 74172-0172. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, and Amendment No. 11 shall remain unchanged.

Item 2.	Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This Schedule 13D is filed by (i) Williams and (ii) Williams Gas Pipeline (collectively, the “Reporting Persons”). Williams directly owns 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams and its affiliates is to provide the energy infrastructure to connect North America’s significant hydrocarbon resource plays to growing markets for natural gas and natural gas liquids.

(d)–(e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

On August 10, 2018, the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), ceased to beneficially own any Common Units of the Issuer. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 96949L 105	Page 5 of 5

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On August 10, 2018, pursuant to the Merger Agreement among Williams, SCMS LLC (“Merger Sub”), a wholly owned subsidiary of Williams, WPZ, and WPZ GP LLC, the general partner of WPZ, Merger Sub merged with and into WPZ, with WPZ surviving as a wholly owned subsidiary of Williams (the “Merger”). After the consummation of the Merger, both WPZ and Williams Gas Pipeline merged with and into Williams, after which the separate existence of both WPZ and Williams Gas Pipeline ceased.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons and the Listed Persons are as follows:

(a) Amount beneficially owned: 0

(b) Number of Common Units as to which each Reporting Person and Listed Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

(c) The information contained in Item 4 of this Amendment No. 5 is incorporated herein by reference.

(d) On August 10, 2018, the Reporting Persons and the Listed Persons ceased to beneficially own Common Units.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Units issued and outstanding on August 10, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2018

The Williams Companies, Inc.

By:	/s/ Robert E. Riley, Jr.
	Name: Title:	Robert E. Riley, Jr. Assistant Secretary

The Williams Companies, Inc., successor by merger to Williams Gas Pipeline Company, LLC

By:	/s/ Robert E. Riley, Jr.
	Name: Title:	Robert E. Riley, Jr. Assistant Secretary